Exhibit (a)(1)(i)

Cover Letter to Offer to Purchase and Letter of Transmittal

A&Q Alternative Fixed-Income Strategies Fund LLC

September 19, 2014

Dear A&Q Alternative Fixed-Income Strategies Fund LLC Investor:

We are writing to inform you of important dates related to the tender offer (the "Tender Offer") by A&Q Alternative Fixed-Income Strategies Fund LLC (the "Fund").  The Tender Offer period will begin on September 19, 2014 and end on October 17, 2014, and any limited liability company interests (the "Interests") tendered to the Fund will be valued on December 31, 2014 for purposes of calculating the purchase price of such Interests.

As you are aware, the Fund generally conducts Tender Offers on a quarterly basis to provide liquidity to investors.  Under normal circumstances, the Fund generally offers to repurchase approximately 20% to 30% of the Fund's issued and outstanding Interests.  This quarter, however, the Fund is offering to purchase up to 100% of its issued and outstanding Interests in light of the RIC Conversion, as defined below and more fully described in the accompanying Offer to Purchase.

You hereby are notified of the Fund's intent to change its tax classification, effective January 1, 2015, from a partnership to a "regulated investment company" within the meaning of Section 851 of the Internal Revenue Code of 1986, as amended (the "RIC Conversion").  Additionally, pursuant to Sections 8.1(a) and (d) of the Fund's Second Amended and Restated Limited Liability Company Agreement, dated as of May 1, 2014 (the "LLC Agreement"), the Fund intends to further amend and restate the LLC Agreement to reflect a standard corporate share structure, rather than the current partnership capital account structure.  In light of the foregoing, you hereby are being afforded an opportunity to tender your Interests to the Fund for repurchase in accordance with the procedures described in the accompanying Offer to Purchase.  Please see Section 9 of the Offer to Purchase for additional information regarding the RIC Conversion and a discussion of certain tax considerations related to the RIC Conversion.

The independent Directors of the Fund may, in the exercise of their fiduciary duties on behalf of those investors who would remain in the Fund following the Tender Offer, determine to cancel the Tender Offer and decide instead to liquidate the Fund.  A decision to liquidate the Fund would likely occur if, among other reasons, the value of Interests tendered by investors exceeds an amount that may adversely affect the ability of UBS Alternative and Quantitative Investments LLC, the Fund's investment adviser (the "Adviser"), to continue to manage effectively the Fund's portfolio.  Any decision to liquidate the Fund would be made by the independent Directors based on advice from the Adviser regarding the viability of the Fund after accounting for all requested tenders.  In the event that the Tender Offer is not cancelled, it is expected that cash payments would be made during January 2015.  Should the Fund be placed into liquidation, however, the Adviser will provide investors with additional guidance with respect to the exact timing of final payments but initial liquidation payments would be expected to commence during the first quarter of 2015.

Should you wish to sell any of your Interests during this Tender Offer period, please complete and return the enclosed Letter of Transmittal (the last page will suffice) to the Fund's Administrator, BNY Mellon Investment Servicing (US) Inc. ("BNY"), either in the enclosed postage-paid envelope or by fax.  No action is required if you do not wish to sell any of your Interests at this time.

All requests to tender Fund Interests must be received by BNY, either by mail or by fax, in good order, by October 17, 2014.  If you elect to tender, it is your responsibility to confirm receipt of the Letter of Transmittal with BNY by calling (877) 431-1973.  Please allow 48 hours for your Letter of Transmittal to be processed prior to contacting BNY to confirm receipt.    If you fail to confirm receipt of your Letter of Transmittal with BNY, there can be no assurance that your tender has been received by the Fund.

If you have any questions, please refer to the attached Offer to Purchase document, which contains additional important information about the Tender Offer, or call your Financial Advisor or the Tender Offer Administrator at BNY, (877) 431-1973.

Sincerely,

A&Q Alternative Fixed-Income Strategies Fund LLC